July 28, 2005

Via facsimile to ((404) 873-8707) and U.S. Mail

Robert F. Dow, Esq.
Arnall Golden Gregory LLP
171 17th Street, NW
Suite 2100
Atlanta, GA  30071

Re:	Color Imaging, Inc.
      Revised Preliminary Schedule 14A
      Filed July 22, 2005
      File No. 000-16450

      Amended Schedule 13E-3
      Filed July 22, 2005
      File No. 005-59249

Dear Mr. Dow:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following additional comments on your transaction.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A
Discounted Cash Flow Method, page 37
1. Please tell us why you listed a ratio of 500,000:1 below the table
at the top of page 38. Since this ratio is not being proposed, it appears that it should be deleted.
2. We reissue comment 15 in our July 12 letter and comment 43 from our June 6 letter. Revise this section to show, for example, how CVG used the data in the table on page 38 to estimate that the indicated range of the equity value per share in the stand-alone discounted cash flow analysis ranges from $0.89 to $1.56 per share.
obtain the figures how the information included in the financial projections tables resulted in the values already disclosed.
3. We reissue comment 16.  We note that disclosure added in
response
to that comment does not include the substance of your response to comment 44 in our June 6 letter.
*       *       *       *
      Please direct any questions to me at (202) 551-3619 or, in my absence, to Christina Chalk, Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions


??

??

??

??

Robert F. Dow, Esq.
Arnall Golden Gregory LLP
July 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE